Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Occidental Petroleum Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Occidental Petroleum Corp [NYSE: OXY]: Due to the company’s FAILURE to:

●	Commit to reducing its greenhouse gas (GHG) emissions to net zero by 2050 without excessively relying on offsets and negative emissions,
●	Align its future capital allocation with limiting warming to 1.5°C, and
●	Commit to conduct all of its lobbying in line with the goals of the Paris Agreement, including aligning its industry association memberships and activity;

Vote AGAINST:

●	Jack B. Moore, Chairman of the Board (Item 1.06), and
●	Andrew Gould, Chair of the Sustainability and Shareholder Engagement Committee (Item 1.02).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Occidental Petroleum is one of the largest onshore oil producers in the U.S. and a major off-shore producer in the Gulf of Mexico.1 Occidental Petroleum is among the 166 target companies named by Climate Action 100+ as the largest global emitters, companies that are “key to driving the global net zero emissions transition.”2

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.3 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, lead independent director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	✓
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	✓
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	X
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	X
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	X
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X

Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Occidental has set a net zero by 2050 ambition that covers scope 1, 2, and 3 emissions, and has a goal of net zero emissions from its operations (scopes 1 and 2) by 2040, with an ambition to do so by 2035.4 Occidental’s interim goals do not meet Climate Action 100+ Net Zero Company Benchmark criteria for a medium-term goal, as the deadline set is beyond the assessment timeframe.5

Occidental’s ambition to reduce its scope 3 emissions from its customers’ use of products it sells relies heavily on carbon removals, such as carbon capture, use and storage (CCUS) and direct air capture (DAC) technologies.6 The company also characterizes its medium-term goals as “CCUS-driven.”7 Its Oxy Low Carbon Ventures (OLCV) business unit is focused on the broad development of CCUS technologies.8 Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy.9

Many proposed CCUS technologies are as yet unproven at scale, with high variability in effectiveness,10 and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.11 DAC and other carbon removal/capture must be used in addition to, not instead of, rapid and deep emissions reductions and reductions in the production and use of fossil fuels. According to the Science Based Targets initiative, using negative emissions for residual, difficult to abate corporate emissions in the direct and indirect value chain should be limited to no more than 10% of a company’s total emissions.12

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5°C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	Yes

Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	89%
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	-71%

According to the Climate Action 100+ Net Zero Company Benchmark, Occidental had not met any of the indicators for capital allocation alignment; to do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.13

According to Carbon Tracker data provided through the Climate Action 100+ Net Zero Benchmark, Occidental’s oil and gas production must fall by more than 70% from its 2022 level to be aligned with the IEA NZE. Despite this, Carbon Tracker finds that 89% of Occidental’s future potential capex between 2022 and 2030 is outside of the IEA’s Beyond 2°C Scenario (limiting warming to 1.75°C, net zero by 2060), let alone the NZE. This places Occidental’s future capex as tied with ConocoPhillips for the most misaligned with the Paris Agreement of the U.S.-based oil and gas producers assessed by Climate Action 100+.14

Occidental ranked among the top 10 U.S. oil and gas producers for resources under development and field evaluation as of September 2022 (with 95.2% of that in unconventional sources), and ranked 7th amongst U.S. oil and gas producers for exploration capex between 2020 to 2022.15

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[16]	58%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	34%

According to InfluenceMap, Occidental received a D+ grade for its mixed policy engagement.17 While its direct policy engagement is described as mixed in its support for climate policies, it retains memberships in industry associations such as the American Petroleum Institute and the U.S. Chamber of Commerce which have actively opposed ambitious climate regulation in the U.S.1819 Occidental describes the positions of the American Petroleum Institute as “generally consistent” with its own climate position in its Climate Advocacy and Engagement report,20 despite that organization’s record of climate obstructionism.21 While Occidental’s report does note some differences over carbon pricing, it does not detail how it will resolve that misalignment.

Conclusion: Occidental has failed to set a robust net zero emissions by 2050 target, excludes scope 3 emissions from its medium-term target, and has not aligned its future capital allocation and policy influence, in particular through its trade associations, to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST Chairman Jack B. Moore and Sustainability Committee Chair Andrew Gould at the company’s annual meeting on May 5, 2023.

1 Occidental Petroleum, “Performance Production,” (website), https://www.oxy.com/operations/performance-production, accessed April 13, 2023

2 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed April 13, 2023

3 U.S. Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 10, 2023

4 Occidental Petroleum, Building to Net Zero: Climate Report 2022, December 2022, https://www.oxy.com/globalassets/documents/publications/oxy-climate-report-2022.pdf, p 40

5 Climate Action 100+, “Occidental Petroleum Corp.,” (Company Assessment), https://www.climateaction100.org/company/occidental-petroleum-corporation/, accessed April 13, 2023

6 Occidental Petroleum, Building to Net Zero: Climate Report 2022, December 2022, https://www.oxy.com/globalassets/documents/publications/oxy-climate-report-2022.pdf, pp. 23-33

7 Occidental Petroleum, Schedule 14-A, filed April 7, 2022, https://www.sec.gov/Archives/edgar/data/797468/000114036122013468/brhc10036187_defa14a.htm, p. 11

8 Occidental Petroleum, Oxy Low Carbon Ventures Fast Facts, August 2022, https://www.oxy.com/globalassets/documents/publications/fast-facts/oxy_fast_facts_olcv.pdf

9 Oil Change International, Big Oil Reality Check, September 2020, http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8-9,18

10 Institute for Energy Economics and Financial Analysis, The Carbon Capture Crux: Lessons Learned, September 2022, https://ieefa.org/resources/carbon-capture-crux-lessons-learned

11 Global CCS Institute, Global Status of CCS 2021, November 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf, p. 12

12 Science Based Targets initiative, ”The Corporate Net-Zero Standard,” (website), https://sciencebasedtargets.org/net-zero, accessed April 18, 2023

13 Climate Action 100+, “Occidental Petroleum,” Company Assessment, https://www.climateaction100.org/company/occidental-petroleum/#, accessed April 10, 2023

14 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx (Oil & Gas Assessments tab)

15 Urgewald, “Global Oil & Gas Exit List (Gogel),” (analysis using GOGEL data), https://gogel.org/ (Expenditure is a 3-year average from 2020-2022)

16 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

17 InfluenceMap, “Occidental Petroleum,” LobbyMap, https://lobbymap.org/company/Occidental-Petroleum/projectlink/Occidental-Petroleum-In-Climate-Change, accessed April 13, 2023

18 InfluenceMap, “Occidental Petroleum,” LobbyMap, https://lobbymap.org/company/Occidental-Petroleum/projectlink/Occidental-Petroleum-In-Climate-Change, accessed April 13, 2023

19 InfluenceMap, “The U.S. Chamber's Climate Policy Engagement,” (briefing), February 2023, https://influencemap.org/briefing/The-U-S-Chamber-of-Commerce-and-Climate-Policy-21084

20 Occidental Petroleum, Oxy Climate Advocacy and Engagement, November 30, 2022, https://www.oxy.com/globalassets/documents/sustainability/oxy-climate-advocacy-and-engagement.pdf/download, p. 3

21 InfluenceMap, “American Petroleum Institute,” LobbyMap, https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 13, 2023